UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Atlas Air Worldwide Holdings, Inc.
----------------------------------------------
(Name of Issuer)

Common Stock, $.01 par value per share
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(Title of Class of Securities)

049164205
-----------------
(CUSIP Number)

July 14, 2005
-----------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 049164205	13G
1) NAMES OF REPORTING PERSONS		JGD Management Corp.

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF	5) SOLE VOTING POWER	1,961,500
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	1,961,500
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-
9) AGGREGATE AMOUNT BENEFICIALLY OWNED		1,961,500
BY EACH REPORTING PERSON
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Approximately 9.9%
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

Page 2 of 18 Pages

CUSIP No. 049164205	13G
1) NAMES OF REPORTING PERSONS		York Capital Management, L.P.

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a) [ ]
(b) [X]
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF	5) SOLE VOTING POWER	188,911
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	188,911
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-
9) AGGREGATE AMOUNT BENEFICIALLY OWNED	188,911
BY EACH REPORTING PERSON
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Approximately 1.0%
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

Page 3 of 18 Pages

CUSIP No. 049164205	13G
1) NAMES OF REPORTING PERSONS	York Investment Limited

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a) [ ]
(b) [X]
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION	Commonwealth of the Bahamas
NUMBER OF	5) SOLE VOTING POWER	847,130
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	847,130
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-
9) AGGREGATE AMOUNT BENEFICIALLY OWNED	847,130
BY EACH REPORTING PERSON
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Approximately 4.3%
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

Page 4 of 18 Pages

CUSIP No. 049164205	13G
1) NAMES OF REPORTING PERSONS	York Credit Opportunities Fund, L.P.

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a) [ ]
(b) [X]
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF	5) SOLE VOTING POWER	255,451
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	255,451
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-
9) AGGREGATE AMOUNT BENEFICIALLY OWNED	255,451
BY EACH REPORTING PERSON
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Approximately 1.3%
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

Page 5 of 18 Pages

CUSIP No. 049164205	13G
1) NAMES OF REPORTING PERSONS	York Global Value Partners, L.P.
IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a) [ ]
(b) [X]
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF	5) SOLE VOTING POWER	516,628
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	516,628
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-
9) AGGREGATE AMOUNT BENEFICIALLY OWNED	516,628
BY EACH REPORTING PERSON
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Approximately 2.6%
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

Page 6 of 18 Pages

Item 1(a).	Name of Issuer: Atlas Air Worldwide Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2000 Westchester Avenue
Purchase, New York 10577

Item 2(a). Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i) JGD Management Corp. (“JGD”), a Delaware corporation, an affiliate of Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company, York Offshore Holdings, Limited ("York Offshore Limited"), a corporation of the Commonwealth of the Bahamas, York Credit Opportunities Domestic Holdings, LLC (“York Credit Opportunities Domestic Holdings”), a New York limited liability company, and York Global Value Holdings, LLC (“York Global Value Holdings”), a New York limited liability company.

(ii) York Capital Management, L.P. ("York Capital"), a Delaware limited partnership.

(iii) York Investment Limited ("York Investment"), a corporation of the Commonwealth of The Bahamas.

(iv) York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership.

(v) York Global Value Partners, L.P. ("York Global Value"), a Delaware limited partnership.

Dinan Management is the General Partner of York Capital.

York Offshore Limited is the investment manager of York Investment.

York Credit Opportunities Domestic Holdings is the General Partner of York Credit Opportunities.

York Global Value Holdings is the General Partner of York Global Value.

JGD is also filing this Schedule on behalf of certain other accounts (“Managed Accounts”) which it manages.

Page 7 of 18 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of JGD, York Capital, York Investment, York Credit Opportunities and York Global Value is:

c/o York Capital Management
390 Park Avenue
New York, New York 10022

Item 2(c).	Citizenship:

The place of organization of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization
JGD	Delaware
York Capital	Delaware
York Investment	The Commonwealth of the Bahamas
York Credit Opportunities	Delaware
York Global Value	Delaware

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number: 049164205

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 8 of 18 Pages

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) JGD

	(a) Amount beneficially owned:	1,961,500

	(b) Percent of class:	9.9%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	1,961,500

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	1,961,500

	(iv) Shared power to dispose or to direct the disposition of	-0-

(ii) York Capital

	(a) Amount beneficially owned:	188,911

	(b) Percent of class:	1.0%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	188,911

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	188,911

	(iv) Shared power to dispose or to direct the disposition of	-0-

Page 9 of 18 Pages

(iii) York Investment

	(a) Amount beneficially owned:	847,130

	(b) Percent of class:	4.3%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	847,130

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	847,130

	(iv) Shared power to dispose or to direct the disposition of	-0-

(iv) York Credit Opportunities

	(a) Amount beneficially owned:	255,451

	(b) Percent of class:	1.3%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	255,451

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	255,451

	(iv) Shared power to dispose or to direct the disposition of	-0-

(v) York Global Value

	(a) Amount beneficially owned:	516,628

	(b) Percent of class:	2.6%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	516,628

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	516,628

	(iv) Shared power to dispose or to direct the disposition of	-0-

Page 10 of 18 Pages

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 19,745,776 shares of Common Stock outstanding as of July 14, 2005, which information was obtained from the Issuer’s investor relations department.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Managed Accounts have the right to receive dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9          Notice of Dissolution of Group.

Not Applicable.

Page 11 of 18 Pages

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: July 21, 2005

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 12 of 18 Pages

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: July 21, 2005

YORK CAPITAL MANAGEMENT, L.P.

By: DINAN MANAGEMENT, L.L.C.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 13 of 18 Pages

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: July 21, 2005

YORK INVESTMENT LIMITED

By: YORK OFFSHORE HOLDINGS LIMITED

By:	/s/ Adam J. Semler
Adam J. Semler
Director

Page 14 of 18 Pages

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: July 21, 2005

YORK CREDIT OPPORTUNITIES FUND, L.P.

By: YORK CREDIT OPPORTUNITIES DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 15 of 18 Pages

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: July 21, 2005

YORK GLOBAL VALUE PARTNERS, L.P.

By: YORK GLOBAL VALUE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 16 of 18 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING
ATLAS AIR WORLDWIDE HOLDINGS, INC.
COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 21st day of July, 2005.

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK CAPITAL MANAGEMENT, L.P.

By: DINAN MANAGEMENT, L.L.C.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 17 of 18 Pages

YORK INVESTMENT LIMITED

By: YORK OFFSHORE HOLDINGS LIMITED

By:	/s/ Adam J. Semler
Adam J. Semler
Director

YORK CREDIT OPPORTUNITIES FUND, L.P.

By: YORK CREDIT OPPORTUNITIES DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK GLOBAL VALUE PARTNERS, L.P.

By: YORK GLOBAL VALUE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 18 of 18 Pages